CHARTERED SEMICONDUCTOR MANUFACTURING LTD. N e w s R e l e a s e

Exhibit 99.1

For Immediate Release
Media Contacts:
Chartered U.S.:	Chartered Singapore:

Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Maggie Tan (65) 6360.4705 maggietan@charteredsemi.com

CHARTERED APPOINTS DR. SIMON YANG AS SVP AND CTO

SINGAPORE – October 4, 2005 – Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: Chartered), one of the world’s top dedicated semiconductor foundries, today announced the appointment of Dr. Simon Yang as senior vice president and chief technology officer. In this newly created position, Dr. Yang is responsible for developing and driving strategic programs in support of Chartered’s corporate objectives and long-term strategic direction. Dr. Yang reports directly to Chia Song Hwee, president and CEO.

Dr. Yang brings more than 18 years of experience in the semiconductor industry. He previously held key positions in technology development and advanced fab operations. He was a senior vice president for logic technology development and manufacturing at Semiconductor Manufacturing International Corporation (SMIC) and prior to that, a director of logic device and process integration at Intel. Most recently, he was president and CEO of Ciwest, a new semiconductor start-up based in China. Dr. Yang has been awarded 12 U.S. patents and is the author or co-author of more than 30 technical papers. Dr. Yang holds a bachelor’s degree in electrical engineering from Shanghai University of Science and Technology, and a master’s degree in physics and doctorate degree in materials engineering from Rensselaer Polytechnic Institute in Troy, New York.

“Dr. Yang’s appointment comes at an important and exciting time in our transformation into a leading foundry provider of complete solutions for cutting-edge technologies,” said Chia. “New opportunities are now available to us. We are looking to Dr. Yang’s leadership to capitalize on these opportunities and position us for new trends that will place Chartered at the forefront of our industry.”

About Chartered

Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 90 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

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